SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

New Relic, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64829B 100

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64829B 100

1.	Names of Reporting Persons Lewis Cirne
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 262,542(1)
	6.	Shared Voting Power 10,577,082 shares(2)
	7.	Sole Dispositive Power 262,542(1)
	8.	Shared Dispositive Power 10,577,082 shares(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,839,624 shares(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 21.8%(3)
12.	Type of Reporting Person (see instructions) IN

(1)	Includes 376 shares of Common Stock held directly and 262,166 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2015.
(2)	Includes 9,609,082 shares of Issuer’s Common Stock held by Lewis Cirne and Kirsten L. Vliet, as Trustees of the Cirne Family Revocable Trust UAD March 20, 2012 (the “Family Trust”) and 968,000 shares of Issuer’s Common Stock held by Beloved In Christ Foundation (the “Foundation”). Reporting Person exercises shared voting and dispositive power over the shares held by each of The Family Trust and the Foundation.
(3)	Based on 49,424,323 shares of Common Stock outstanding on December 31, 2015. Assumes the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2015.

CUSIP No. 64829B 100

1.	Names of Reporting Persons Beloved In Christ Foundation
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 968,000 shares
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 968,000 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 968,000 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.0%(1)
12.	Type of Reporting Person (see instructions) CO

(1)	Based on 49,424,323 shares of Common Stock outstanding on December 31, 2015.

CUSIP No. 64829B 100

1.	Names of Reporting Persons Lewis Cirne and Kirsten L. Vliet, as Trustees of the Cirne Family Revocable Trust UAD March 20, 2012
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 9,609,082 shares
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 9,609,082 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,609,082 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 19.4%(1)
12.	Type of Reporting Person (see instructions) OO

(1)	Based on 49,424,323 shares of Common Stock outstanding on December 31, 2015.

Item 1(a).	Name of Issuer: New Relic, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 188 Spear Street, Ste. 1200, San Francisco, CA 94105

Item 2(a).

Name of Person Filing:

Lewis Cirne

Beloved In Christ Foundation (the “Foundation”)

Lewis Cirne and Kirsten L. Vliet, as Trustees of the Cirne Family Revocable Trust UAD March 20, 2012 (the “Family Trust”)

Item 2(b).

Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is:

c/o New Relic, Inc.

188 Spear Street, Ste. 1200

San Francisco, CA 94105

Item 2(c).	Citizenship: Lewis Cirne – US citizen Foundation – California Family Trust – California

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 64829B 100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

	Lewis Cirne	10,839,624 shares(1)
	Foundation	968,000 shares
	Family Trust	9,609,082 shares

(b)	Percent of Class:

	Lewis Cirne	21.8%(2)
	Foundation	2.0%(3)
	Family Trust	19.4%(3)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

	Lewis Cirne	262,542 shares

(ii)	Shared power to vote or to direct the vote:

	Lewis Cirne	10,839,624 shares(1)
	Foundation	968,000 shares
	Family Trust	9,609,082 shares

(iii)	Sole power to dispose or to direct the disposition of:

	Lewis Cirne	262,542 shares

(iv)	Shared power to dispose or to direct the disposition of:

	Lewis Cirne	10,839,624 shares(1)
	Foundation	968,000 shares
	Family Trust	9,609,082 shares

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

(1)	Includes (i) 376 shares of Common Stockheld directly, (ii) 262,166 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2015, (iii) 9,609,082 shares of Issuer’s Common Stock held by the Family Trust and (iv) 968,000 shares of Issuer’s Common Stock held by the Foundation. Reporting Person exercises shared voting and dispositive power over the shares held by each of the Family Trust and the Foundation.
(2)	Based on 49,424,323 shares of Common Stock outstanding on December 31, 2015. Assumes the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2015.
(3)	Based on 49,424,323 shares of Common Stock outstanding on December 31, 2015.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2016
Date

/s/ Lewis Cirne
Lewis Cirne
Individually, as Trustee of the Cirne Family Revocable Trust and as Chief Financial Officer of Beloved In Christ Foundation

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of New Relic, Inc.

Dated: February 9, 2016

/s/ Lewis Cirne
Lewis Cirne

BELOVED IN CHRIST FOUNDATION

/s/ Lewis Cirne
Lewis Cirne, Chief Financial Officer

LEWIS CIRNE AND KIRSTEN L. VLIET, AS TRUSTEES OF THE CIRNE FAMILY REVOCABLE TRUST UAD MARCH 20, 2012

/s/ Lewis Cirne
Lewis Cirne, Trustee